Exhibit 99.4

BURCON NUTRASCIENCE CORPORATION

Notice of Annual Meeting of Shareholders
to be held on September 11, 2013

Management Proxy Circular

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	III

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	V

MANAGEMENT PROXY CIRCULAR	1

GENERAL PROXY INFORMATION	1
WHO CAN VOTE	1
OBTAINING A PAPER COPY OF MANAGEMENT PROXY CIRCULAR AND FINANCIAL STATEMENTS	2
HOW YOU CAN VOTE	2
DISTRIBUTION OF MEETING MATERIALS TO UNREGISTERED SHAREHOLDERS	2
SOLICITATION OF PROXIES	2
APPOINTMENT AND REVOCATION OF PROXIES	3
EXERCISE OF DISCRETION	3
VOTES NECESSARY TO PASS RESOLUTIONS	4
MAJORITY VOTING FOR DIRECTORS	4

MATTERS TO BE ACTED UPON AT THE MEETING	4
ELECTION OF DIRECTORS	4
APPOINTMENT OF AUDITORS	10

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	11

CORPORATE GOVERNANCE DISCLOSURE	13
BOARD OF DIRECTORS	14
Directorships	14
Independent Director Meetings	15
Lead Director	15
Summary of Attendance of Directors	15
BOARD MANDATE AND ETHICAL BUSINESS CONDUCT	16
POSITION DESCRIPTIONS	16
ORIENTATION AND CONTINUING EDUCATION	17
NOMINATION OF DIRECTORS AND COMPENSATION	17
CORPORATE GOVERNANCE COMMITTEE	18
ASSESSMENT	18
OBJECTIVES FOR THE YEAR ENDING MARCH 31, 2014	18

AUDIT COMMITTEE AND DISCLOSURE UNDER NATIONAL INSTRUMENT 52-110	18
COMPOSITION OF THE AUDIT COMMITTEE	19
AUDIT COMMITTEE OVERSIGHT	19
PRE-APPROVAL POLICIES AND PROCEDURES	19
EXTERNAL AUDITOR SERVICE FEES	19

STATEMENT OF EXECUTIVE COMPENSATION	20
COMPENSATION DISCUSSION AND ANALYSIS	20
COMPONENTS OF EXECUTIVE COMPENSATION	24
Base Salary	24
Incentive Stock Options	25
PERFORMANCE GRAPH	25
COMPENSATION OF EXECUTIVE OFFICERS	26
Summary Compensation Table	26
OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS	28
Value Vested or Earned during Fiscal Year Ended March 31, 2013	29

EMPLOYMENT CONTRACTS WITH NAMED EXECUTIVE OFFICERS	29
ESTIMATED TERMINATION PAYMENTS	32
COMPENSATION OF DIRECTORS	33
Director Compensation	33
DIRECTOR COMPENSATION TABLE	33
OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS	34
Value Vested or Earned during Fiscal Year Ended March 31, 2013	35
EXECUTIVE COMPENSATION-RELATED FEES	35

ADDITIONAL INFORMATION	36
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	36
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	36
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	36
MANAGEMENT CONTRACTS	36
CONFLICTS OF INTEREST	37
INSURANCE	37

DIRECTORS’ APPROVAL	37

SCHEDULE "A"	38

BOARD OF DIRECTORS’ MANDATE	38

SCHEDULE “B”	41

CODE OF BUSINESS ETHICS AND CONDUCT	41

SCHEDULE "C"	45

AUDIT COMMITTEE CHARTER	45

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BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

LETTER TO SHAREHOLDERS

July 25, 2013

Dear Fellow Shareholders,

In fiscal 2013, we made significant progress towards commercialization of our unique plant protein extraction technologies. In many ways, it was a transitional year, as we began to emerge from our development stage and begin the commercial phase of our growth. A number of significant events, particularly around CLARISOY™ and Peazazz®, have signaled this transition.

This was most dramatically evidenced by Archer Daniels Midland Company (“ADM”), our partner for CLARISOY™, opening its first CLARISOY™ commercial-scale production plant, and the subsequent first commercial sales and shipments of CLARISOY™. The momentum continued to build throughout the year, with CLARISOY™ 150 launched at the 2012 Institute of Food Technologists (“IFT”) Annual Meeting & Food Expo as the first extension to the CLARISOY™ product line.

CLARISOY™ 150 was specifically developed for neutral pH beverages and low pH beverages with cloud systems. It also opens up an entire new range of consumer products, from whey and soy blends with unique performance characteristics to “dairy-alternative” products, like non-dairy coffee creamers and non-dairy ice cream.

The industry has also begun to take notice of our progress, with CLARISOY™ winning the 2012 InterBev ‘Best Beverage Ingredient Concept’ award, followed by the 2013 Food Innovation Award from the Canadian Institute of Food Science & Technology. These awards reflect the fact that after more than 14 years and $50 million in development, Burcon stands alone in its ability to have finally overcome the major issues limiting the broader use of plant proteins in food, beverage and nutritional products. We achieved this by developing a patent-protected proprietary platform for protein extraction and purification that produces proteins with uniquely valuable functional and nutritional characteristics.

Now it is time to bring this technology to market. Since we engaged with ADM, they have shown to be very skillful and systematic in their approach with CLARISOY™. So, we have tremendous confidence in their commitment and drive with this product. ADM

- III -

featured CLARISOY™ at the IFT Annual Meeting and Food Expo held earlier this month in Chicago, which was attended by all the major food and beverage makers. We look forward to an exciting year ahead for CLARISOY™.

We also attended the IFT Annual Meeting and Food Expo to officially introduce Peazazz®, our second market-ready protein made from field peas. In fiscal 2013, we initiated the engineering and construction of our own semi-works plant for producing this amazing protein. At the end of last month, we completed construction and have begun the startup and commissioning phase. Soon, we expect to begin production of significant quantities of Peazazz® for shipment under the material transfer agreements signed with a number of food and beverage makers.

We have also begun discussions with potential partners for the commercialization of Peazazz®. From these discussions, we expect to determine our best course of action, whether it be to build a full-scale Peazazz® plant on our own and work with a select group of partners to bring Peazazz® to market, or to build the plant under a joint venture or other partnership arrangement.

One thing is for certain, our market timing could not be more ideal. Major food and beverage industry publications contain almost daily mention of new products that have been reformulated to include protein, or new processed food products that are essentially “protein-based” foods and beverages.

In fact, according to Frost & Sullivan, the global protein ingredient market is expected to grow at a healthy 8% CAGR, reaching US$31.5 billion by 2018. They see the soy/whey/casein ingredient market segment alone to grow even faster, at 12% CAGR to US$21.3 billion. North America is dominating the soy protein ingredients market, accounting for 40% of global soy protein ingredients sales.

All of this is being driven by a health and wellness trend that continues to be as strong as ever with consumers seeking out healthier products to match their active lifestyles. Parents, athletes, and an aging population are all demanding great-tasting nutritional products that support their health and well-being.

In light of our success in fiscal 2013, I want to acknowledge our people, from Burcon’s board of directors and senior management to our dedicated team at our Winnipeg Technical Center, who have together put their spirit and energy into this company to make it such a success. Through their efforts, Burcon is realizing its vision of A New World in Protein. I have confidence in their ability to meet every challenge, and we sincerely value the continued support of our shareholders.

Yours truly,

“Allan Yap”

Allan Yap

Chairman and Chief Executive Officer

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BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS:

Burcon NutraScience Corporation’s (the "Corporation" or “Burcon”) Annual Meeting (the "Meeting") will be held on September 11, 2013, at 10:00 a.m. (Vancouver time) in the Strategy Room, Room 320 at The Morris J. Wosk Centre for Dialogue, 580 West Hastings Street, Vancouver, British Columbia, V6B 1L6, for the following purposes:

a)	to receive the report of the directors;

b)	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2013, together with the report of the auditors thereon;

c)	to elect directors for the ensuing year;

d)	to appoint auditors and to authorize the directors to fix their remuneration;

e)	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting; and

f)	to consider any amendment to or variation of any matter identified in this Notice.

Our Management Proxy Circular and form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date, execute and deliver the accompanying form of proxy by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by hand or by mail to Computershare Investor Services Inc. at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

- V -

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, British Columbia on July 25, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Operating Officer

VI

BURCON NUTRASCIENCE CORPORATION

1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

MANAGEMENT PROXY CIRCULAR

as at July 25, 2013

The board of directors (the “Board”) of Burcon NutraScience Corporation (the "Corporation") is delivering this management proxy circular (the "Management Proxy Circular") to you in connection with the solicitation of proxies for use at the annual meeting of its shareholders (the "Meeting") to be held on September 11, 2013 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. In this Management Proxy Circular, unless the context otherwise requires, all references to "Burcon NutraScience Corporation", "Burcon", "we", "us" and "our" refer to Burcon NutraScience Corporation.

GENERAL PROXY INFORMATION

Who Can Vote

Burcon is authorized to issue an unlimited number of common shares ("Common Shares") without nominal or par value. As of July 25, 2013, we had outstanding 31,624,693 Common Shares. Persons who on July 25, 2013 are recorded on our share register as holders of our Common Shares can vote at the Meeting. Each Common Share has the right to one vote.

To the knowledge of our directors and officers, as of July 25, 2013, the only person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of Burcon is:

	Number of Shares Held	Percentage of Voting Shares
ITC Corporation Limited (a Bermuda Company)	6,603,775*	20.88%

Note:

*

4,807,109 of these shares are held by Large Scale Investments Limited and 1,796,666 of these shares are held by Great Intelligence Limited, both of which are British Virgin Islands companies and direct wholly-owned subsidiaries of ITC Corporation Limited (web site: www.itc.com.hk), a company whose shares are listed on The Stock Exchange of Hong Kong Limited.

Obtaining a Paper Copy of Management Proxy Circular and Financial Statements

The Corporation has obtained an order exempting it from compliance with sections 151, 152(1) and 161(1) of the Yukon Business Corporations Act. In lieu of mailing the Notice of Meeting, Management Proxy Circular and our audited financial statements and management’s discussion and analysis for the year ended March 31, 2013, the Corporation is using notice-and-access to provide an electronic copy of these documents to registered shareholders and beneficial shareholders of the Corporation’s common shares by posting them on www.burcon.ca and on the Corporation’s profile on www.SEDAR.com.

If you wish to obtain a paper copy of these documents or for more information regarding notice-and-access, you may call us toll free at 1-888-408-7960 from Canada or the United States or 604-408-7960 if you are calling from another country. You must call to request a paper copy by August 29, 2013 in order to receive a paper copy prior to the deadline for submission of your voting instructions or form of proxy. If your request is received on or after the date of the Meeting, then the documents will be sent to you within ten calendar days of your request. Burcon will provide a paper copy of the documents to any registered or beneficial shareholder upon request for a period of one year following the date of the filing of this Management Proxy Circular on www.SEDAR.com.

How You Can Vote

If you are a registered shareholder (i.e., your Common Shares are held in your name) you may vote your Common Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the accompanying form of proxy and following the delivery instructions contained in it and this Management Proxy Circular.

If you are an unregistered shareholder (i.e., your Common Shares are held in "street name" because they are registered in the name of a stockbroker or financial intermediary), you must follow the instructions on the voting instruction form or proxy form provided by your stock broker or financial intermediary. If you do not follow the special procedures described by your broker or financial intermediary, you will not be entitled to vote. If you are unsure as to how to follow these procedures, please contact your stockbroker.

Distribution of Meeting Materials to Unregistered Shareholders

The Corporation has distributed copies of the notice-and-access notice and voting instruction form to the depositories and intermediaries for onward distribution to unregistered shareholders. Unregistered shareholders who have previously provided standing instructions will receive a paper copy of the Notice of Meeting, Management Proxy Circular, financial statements and related management discussion and analysis. All costs of deliveries to unregistered shareholders will be borne by Burcon.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Burcon. All costs of this solicitation will be borne by Burcon.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President and Chief Operating Officer of Burcon and the Senior Vice President, Legal and Corporate Secretary of Burcon. You may also appoint some other person, who need not be a shareholder, to represent you at the Meeting by inserting such other person’s name in the blank space provided in the form of proxy. A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to Computershare Investor Services Inc. by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (exclusive of non-business days) before the Meeting or any adjournment thereof at which the proxy is to be used.

A registered shareholder may revoke a proxy by

(a) providing a written notice of revocation to Computershare Investor Services Inc. by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(b) providing a written notice of revocation to Burcon at its head office which is located at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(c) providing a written notice of revocation to the Chairman of the Meeting on the day of the Meeting and before any vote in respect of which the proxy to be used is taken that you are revoking your proxy and voting in person at the Meeting, or

(d) any other manner provided by law.

Your revocation of a proxy will not affect a matter on which any vote has already been taken.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions on any ballot that may be called for and if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The proxy grants the nominees the discretion to vote on

(a)	each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors,

(b)	any amendment to or variation of any matter identified in the proxy, and

(c)	any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your Common Shares will be voted as recommended by management.

As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each proxyholder named in the proxy can vote in accordance with their discretion.

Votes Necessary to Pass Resolutions

Burcon’s by-laws provide that a quorum for the transaction of business at any shareholders’ meeting is two persons present in person or by proxy representing 5% of the outstanding Common Shares entitled to vote at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions other than the election of directors and appointment of auditor. If there are more nominees for election as directors or appointment as Burcon’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

Majority Voting for Directors

The Board has adopted a majority voting policy for the election of directors. Pursuant to this policy, any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the board of directors of the Corporation. The Board will promptly accept the resignation unless it is determined that there are extraordinary circumstances relating to the composition of the board or the voting results that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and reasons available to the public within 90 days of the annual meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Burcon’s Articles of Incorporation provide that the Board is to be comprised of a minimum of three directors and a maximum of ten directors. The number of directors is fixed by the Board, and has been fixed at seven for the ensuing year. The term of office of each of the present directors expires at the conclusion of the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director; however, if for any reason any proposed nominee does not stand for election or is unable to serve as such, proxies in favour of management’s designees will be voted for another nominee in its discretion unless the shareholder has specified in his proxy that his or her Common Shares are to be withheld from voting on the election of directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of Burcon or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our by-laws or with the provisions of the Business Corporations Act (Yukon).

The following table sets out the names of the nominees for election as directors, the province and/or country in which each is ordinarily resident, all offices of Burcon now held by each of them, their principal occupations, the period of time for which each has been a director of Burcon, and the number of Common Shares of Burcon beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at July 25, 2013. A biography of each director, which includes a five year history of employment, follows under "Biographies of Directors".

Name, Position	Principal Occupation During the	Period as a	Common
and Country of	Previous Five Years(1)	Director of the	Shares Held(1)
Residence(1)		Corporation
Allan Yap, Chairman of the Board, Chief Executive Officer and Director, Hong Kong, China	Chairman and Chief Executive Officer of Burcon	Since November 3, 1998	1,340,856
Rosanna Chau, Director, Hong Kong, China	Deputy Chairman and Managing Director of ITC Corporation Limited (investment holding)	Since November 3, 1998	405,389
David Lorne John Tyrrell, Director, Alberta, Canada

Director, Li Ka Shing Institute of Virology, University of Alberta since April 2010; Canadian Institute of Health Research /Glaxo SmithKline Chair in Virology, Department of Medical Microbiology and Immunology, University of Alberta since 2004; Chief Scientific Officer of KMT (biotechnology company in Edmonton) since 2004; Director, Glaxo Heritage Research Institute, University of Alberta since 1992; Professor of Medicine, Biochemistry and Medical Microbiology & Immunology, University of Alberta since 1982

		Since December 1, 2009	11,070(2)

(1)	The information as to province, country of residence, principal occupation, and Common Shares beneficially owned has been furnished by the respective nominees.
(2)	1,450 of these Common Shares are held by Kathleen Tyrrell (daughter) and 1,470 of these Common Shares are held by spouse, Lee Ann Tyrrell.

Name, Position	Principal Occupation During the	Period as a	Common
and Country of	Previous Five Years(1)	Director of the	Shares Held(1)
Residence(1)		Corporation
Alan Chan, Director, Hong Kong, China	Executive director of ITC Properties Group Ltd. (property development and investment) since March 2010 and ITC Corporation Limited (investment holding) since March 2009; Alternate (non-executive) director to Dr. Chan Kwok Keung, Charles of PYI Corporation Limited since July 2010; Executive director of PYI Corporation Limited since November 2011; Financial analyst of Goldman Sachs (Asia) L.L.C. in Hong Kong from July 2006 to January 2009	Since April 20, 2010	NIL
Matthew Hall, Director, British Columbia, Canada	Executive in Residence and member of Advisory Board, University of Victoria Peter B. Gustavson School of Business since May 2011; Associate, Goodbrand (Management Consultancy) since May 2011; Principal Consultant, Marketing, Communications and Sales at Matt Hall and Associates since April 2010; Managing Director/CEO, Food, Coffee and Beverages Division, Nestle U.K. from January 2008 to March 2010	Since July 12, 2011	2,000
J. Douglas Gilpin, Director, Alberta, Canada	Consultant, providing corporate governance, corporate director and business advisory services	Since September 1, 2011	NIL
Bradford Allen Director, California, United States of America	Consultant, providing investment and business strategy advisory services	Since June 21, 2012	NIL

Biographies of Directors

Allan Yap – Director, Chairman and Chief Executive Officer

Dr. Yap has over 30 years of experience in finance, investment and banking. Dr. Yap was the President and a director of Burcon Group Limited from June 1998 to July 2007, a private company which is involved in real estate and other investments. Dr. Yap obtained his Honorary Doctor of Laws degree from the University of Victoria in 2001. Dr. Yap is the Chairman of Hanny Holdings Limited and was an executive director of Rosedale Hotel Holdings Limited (until May 2011) and See Corporation Limited (until June 2011), all of which are companies whose shares are listed on The Stock Exchange of Hong Kong Stock

Limited. He is the chairman and chief executive officer of China Enterprises Limited, a company whose shares are traded on the OTC Securities Market in the United States. He is the executive chairman of Hanwell Holdings Limited (formerly PSC Corporation Ltd.) and Tat Seng Packaging Group Ltd., both of which are companies whose shares are listed on the Singapore Exchange Limited. In June 2011, Dr. Yap was appointed as alternate director to Dr. Charles Chan of Television Broadcasts Limited, a company whose shares are listed on The Stock Exchange of Hong Kong Limited.

Rosanna Chau – Director

Ms. Chau is the Deputy Chairman and Managing Director of ITC Corporation Limited, an investment holding company which has interests in a diverse portfolio of businesses and the shares of which are listed on The Stock Exchange of Hong Kong Limited. She is responsible for ITC Corporation Limited’s operations and business development and has over 32 years of experience in international corporate management and finance. Ms. Chau holds a Bachelor’s Degree in Commerce at the University of Alberta and a Master’s Degree in Commerce at the University of New South Wales and has been awarded the Certificate in Traditional Chinese Medicine: A Way to Health at the Chinese University of Hong Kong. She has professional accounting qualifications and experience in different jurisdictions and is a fellow member of the Hong Kong Institute of Certified Public Accountants and the CPA Australia and a member of the Certified General Accountants’ Association of Canada. Ms. Chau is a member of the General Committee of The Chamber of Hong Kong Listed Companies, a non-profit organization serving listed companies and other industry bodies in Hong Kong. She was a director of Oxford Properties Group Inc. from July 1995 to October 2001. Ms. Chau was a director of BurCon Properties Limited from July 1997 to May 1998.

David Lorne John Tyrrell – Director

D. Lorne Tyrrell is the Canadian Institute of Health Research (CIHR)/Glaxo SmithKline Chair in Virology in the Department of Medical Microbiology and Immunology at the University of Alberta. Since 1986, he has focused his research on viral hepatitis. Supported by CIHR and Glaxo Canada, Dr. Tyrrell’s work on the development of antiviral therapy resulted in the licensing of the first oral antiviral agent to treat chronic hepatitis B infection – lamivudine - in 1998. Dr. Tyrrell holds 28 international patents for his studies on viral hepatitis. Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994 – 2004 at the University of Alberta and is currently the Chair of the Board of Directors of the Gairdner Foundation. The Canada Gairdner International Awards recognizes excellence in medical science research globally. Dr. Tyrrell has received numerous prestigious awards including the Gold Medal of the Canadian Liver Foundation (2000), the FNG Starr Award of the Canadian Medical Association (2004), the Principal Award of the Manning Awards Foundation (2005) and the Queen Elizabeth II Diamond Jubilee Medal (2012). Dr. Tyrrell was appointed Officer of the Order of Canada in 2002. In April 2010, D. Lorne Tyrrell was appointed as the inaugural director of the Li Ka Shing Institute of Virology at the University of Alberta. On April 28, 2011, Dr. Tyrrell was inducted to the Canadian Medical Hall of Fame.

Alan Chan – Director

Mr. Chan is an executive director of ITC Corporation Limited, ITC Properties Group Ltd., and PYI Corporation Limited, all in Hong Kong. He is also an alternate (non-executive) director to Dr. Chan Kwok Keung, Charles, of PYI Corporation Limited. At ITC Corporation Limited, Mr. Chan focuses on private equity, venture capital and corporate finance transactions across countries and industries. At ITC Properties Group Limited, Mr. Chan is involved with the investment and development of commercial, hospitality and residential projects across Asia. In addition, he is the lead in developing new policies for green and sustainable practices throughout the group. Mr. Chan is the director of corporate finance at PYI Corporation Limited. Mr. Chan is also currently an advisor to the BEE Inc. (Bisagni Environmental Enterprise). Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions in Greater China and Southeast Asia. Mr. Chan is a graduate of Duke University majoring in Political Science - International Relations and minors in Philosophy and Economics.

Matthew Hall – Director

Matthew Hall is a marketing and consumer packaged goods veteran with unique expertise in step change marketing initiatives. Mr. Hall had a 31-year career with Nestle, the world’s largest food and beverages company. As Senior Vice President of Global Marketing and Sales in Vevey Switzerland, Mr. Hall led the successful implementation of long-term best practice changes which resulted in sustained growth and profit results for Nestle Worldwide. Before returning to Canada, Mr. Hall initiated and executed organizational re-designs and new product launches, introduced leading edge sustainability processes, along with health, wellness and nutrition programs as the CEO of Nestle UK Food and Beverage. He is now a consultant of Goodbrand in London, England which is a leading advisor to several Fortune 500 companies in the area of Sustainability and Corporate Social responsibility. Mr. Hall is also the Chair of the International Board of advisors and is an Executive in Residence at the Peter B. Gustavson School of Business in Victoria, B.C., Canada.

J. Douglas Gilpin – Director

Douglas Gilpin, FCA, ICD.D., retired from the partnership of KPMG LLP in 1999. In 2008, Mr. Gilpin received a Life Service Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community. During his 18 years tenure as a partner in Advisory Services at KPMG he served as an audit engagement partner. He was a member of the KPMG’s National Quality Assurance, the National Financial Institutions and Insurance Groups and he was the Quality Assurance Partner for the Edmonton office for 10 years. Mr. Gilpin has consulted on corporate governance, including compliance with the Sarbanes Oxley Act 404 and National Instrument 52-109 reporting for issuers listed on the TSX. Mr. Gilpin has served as a director of Canada Health Infoway (“CHI”) and a director of Afexa Life Sciences Inc. (“Afexa”), the makers of COLD-FX, where he served as lead director until June 2011. He currently serves as a director of The Institute of Health Economics of Alberta (“IHE”), Alberta Innovates Technology Futures (“AITF”) and in 2012 he was appointed to the Board of the Health Quality Council of Alberta (“HQCA”). He was the chair of the governance committee and a member of the audit committee of CHI, and is the Chair of the audit committee for each of IHE, AITF and HQCA. Mr. Gilpin is executive chair of The Inspections Group Inc., a privately owned company that performs safety code inspection services, building, plumbing and gas and electrical inspections in compliance with the Safe Codes Act of Alberta. Mr. Gilpin is a member of the Institute of Corporate Directors and received his ICD.D designation from the Institute in 2011. Mr. Gilpin was elected a Fellow of the Institute of Chartered Accountants of Alberta in 2012.

Bradford Allen - Director

Mr. Allen has over 31 years of experience in the investment, banking and securities industries. His career in private banking and investment banking includes working at major investment banks in both the institutional and private sectors in New York, Los Angeles and Hong Kong. Mr. Allen has raised private and institutional capital for companies in both the US and Hong Kong, as well as advising on mergers and acquisitions. Mr. Allen graduated with a business degree from Villanova University in 1978.

Board Committees

Burcon does not have an executive committee of its directors. Burcon has an audit committee, a corporate governance committee and a nominating and compensation committee. The members of the audit committee are Bradford Allen, J. Douglas Gilpin and Lorne Tyrrell. The members of the corporate governance committee are J. Douglas Gilpin, Matthew Hall and Lorne Tyrrell. The members of the nominating and compensation committee are Bradford Allen, J. Douglas Gilpin and Matthew Hall.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, none of the persons nominated for election as a director:

(a)

is, as at the date of this Management Proxy Circular, or has been within 10 years before the date of this Management Proxy Circular, a director or chief executive officer or chief financial officer of any company (including Burcon) that:

(i)    was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)   was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

(b)

is at the date hereof, or has been within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including Burcon) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before this Management Proxy Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Ms. Rosanna Chau is the Deputy Chairman and Managing Director of ITC Corporation Limited ("ITC"), a company whose shares are listed on The Stock Exchange of Hong Kong Limited. On November 15, 2005 the Securities and Futures Commission (the "SFC") of Hong Kong criticized the board of directors of ITC for breaching Rule 21.3 of the Code on Takeovers and Mergers (the "Takeovers Code") in respect of the dealing in the securities of Hanny Holdings Limited ("Hanny") by ITC during an offer period without the consent of the Executive Director of the Corporate Finance Division of the SFC. Rule 21.3 of the Takeovers Code restricts share dealings and transactions by an offeror and parties acting in concert with it during securities exchange offers. Hanny was involved in a securities exchange offer announced in April 2005. Since ITC held over 20% of the shares of Hanny, it was presumed to be acting in concert with Hanny under the Takeovers Code. Ms. Rosanna Chau was then a director of ITC.

Mr. J. Douglas Gilpin was a director of ViRexx Medical Corp. (“ViRexx”) until his resignation from the board of directors of ViRexx on September 14, 2008. On November 18, 2008, trading in ViRexx shares was suspended by the Alberta Securities Commission for failure to file interim unaudited financial statements, interim management discussion and analysis, and certification of interim filings for the interim period ended September 30, 2008. Similar cease trade orders were issued by the securities regulatory authorities of British Columbia, Ontario and Quebec. On November 21, 2008, ViRexx announced that on October 16, 2008, ViRexx filed a Notice of Intention to make a proposal to its creditors pursuant to the Bankruptcy and Insolvency Act (Canada). On December 11, 2008, ViRexx announced the granting of a court order to reorganize ViRexx and to approve the proposal in the proposal proceedings under the Bankruptcy and Insolvency Act (Canada) and the Business Corporations Act (Alberta). On December 23, 2008, ViRexx announced that in accordance with the order for reorganization in such proposal proceedings, Paladin Labs Inc. had become the sole shareholder of ViRexx and that ViRexx would be taking steps necessary to cease being a reporting issuer in Canada and the United States.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”), of Suite 700, 250 Howe Street, Vancouver, B.C., V6C 3S7 will be nominated at the Meeting for reappointment as auditor of Burcon at a remuneration to be fixed by the directors. PwC has been Burcon's auditor since March l, 2001.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION AS AT MARCH 31, 2013
Plan Category	Number of securities	Weighted-average	Number of securities
	to be issued upon	exercise price of	remaining available for
	exercise of outstanding	outstanding options,	future issuance under
	options, warrants and	warrants and rights	equity compensation
	rights		plans [excluding
securities reflected in
column (a)]
	(a)	(b)	(c)
Equity compensation plans approved by Securityholders	1,882,000	$ 7.31	1,280,469
Equity compensation plans not approved by Securityholders	Nil	N/A	None
Total	1,882,000	$7.31	1,280,469

The numbers in the above chart are as at March 31, 2013. As at the date of this Management Proxy Circular, a total of 1,882,000 stock options are issued and outstanding under the Plan representing 5.95% of our issued and outstanding capital. Of the total options outstanding, 1,516,000 options are granted to insiders representing 4.8% of our outstanding capital. Currently, 1,280,469 options are available for grant under the Plan representing 4.05% of the issued and outstanding common shares.

At Burcon's annual and special meeting held on September 19, 2001, the shareholders of Burcon approved the terms of the 2001 Share Option Plan (the "Plan") under which directors, officers, employees, management company employees and consultants ("Service Providers") of Burcon may be granted options to acquire common shares of Burcon. The principal purpose of the Plan is to encourage equity participation in Burcon by its Service Providers so that they have an interest in preserving and maximizing shareholder value in the longer term while enabling Burcon to attract and retain individuals with experience and ability and reward individuals for current and expected future performance. The Plan had a fixed number of options that could be granted to Service Providers. The Plan was amended in 2003, 2004, 2007 and 2009 to increase the number of common shares issuable under the Plan. At Burcon’s annual meeting on September 1, 2011, the shareholders of Burcon approved the amendment to the Plan (the “Amended and Restated Plan”) to convert it from a fixed plan to a rolling plan. A rolling plan has a plan maximum expressed as a percentage of the total number of common shares outstanding on a non-diluted basis and all exercised, cancelled, expired or terminated options become available for future grant. The Amended and Restated Plan permits the issuance of that number of options up to a maximum of 10% of the issued and outstanding common shares of Burcon from time to time. At present, Burcon has 31,624,693 common shares outstanding of which 10% is 3,162,469.

During the year ended March 31, 2013, the Board amended the Amended and Restated Plan to provide optionees with an alternative method to exercise stock options. An optionee may elect to exercise an option using the cashless method, whereby the optionee receives the number of shares the value of which is equal to the amount by which the fair market value of the common shares exceeds the option exercise price. The fair market value is determined by the weighted average trading price of the common shares during the five trading days preceding the date of exercise.

The TSX requires that rolling plans, such as the Amended and Restated Plan, be approved by shareholders every three years.

The principal terms of the Amended and Restated Plan are summarized as follows:

  The aggregate number of optioned shares that may be granted under the Amended and Restated Plan, shall not exceed 10% of the common shares then issued and outstanding on a non-diluted basis. Any increase in the issued and outstanding common shares will result in an increase in the number optioned shares available under the Amended and Restated Plan and any exercise, conversion, redemption, expiry, termination, cancellation or surrender of options granted will make additional optioned shares available under the Amended and Restated Plan;

  The Board is responsible for the general administration of the Amended and Restated Plan and the proper execution of its provisions and its interpretation;

  The Amended and Restated Plan contains limitations on option issuances. The limitations are unless disinterested shareholder approval is obtained: (a) insiders cannot be granted awards under the Amended and Restated Plan or any other security based compensation plan to purchase more than 10% of the listed common shares within any 12 month period; and (b) the aggregate number of outstanding awards granted to insiders under the Amended and Restated Plan or any other security based compensation plan may not exceed 10% of the listed common shares at any time. As of the date of this Management Proxy Circular the Corporation has no other security based compensation plans.

  Other than in the case of an optionee's death, where options become exercisable by the deceased optionee's lawful personal representatives, heirs or executors, all options granted under the Amended and Restated Plan continue to be non- assignable and non-transferable, however, the Amended and Restated Plan allows for a transfer to a Service Provider's registered retirement savings plan, registered retired income fund or tax-free savings account, or the equivalent thereof, established by or for the benefit of the optionee;

  A Service Provider who is no longer employed by Burcon, except in the case of death, retirement or the participant becoming totally disabled, has up to the lesser of 30 days after ceasing to be a Service Provider, and the expiration of the term applicable to such option, to exercise their options;

  In the case of an optionee's death, any vested option held on the date of death is exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year from death and the expiration of the option's term, while in the case where a Service Provider has retired, become totally disabled or died after ceasing to be a Service Provider, outstanding options whether vested or unvested can be exercised by the optionee, or if the optionee has died by their personal representatives, until the earlier of the option's expiry date and 90 days after the date of retiring, becoming totally disabled or death after ceasing to be a Service Provider;

  The exercise price of the options will be set by the Board at the time the options are allocated but cannot be less than the price per Burcon's common share traded on the TSX as at the closing on the last trading day before the date that the options are granted;

  The Board at their discretion has the power to determine the time, or times when options will be granted, vest and be exercisable and to determine when it is appropriate to accelerate when options otherwise subject to vesting may be exercised;

  The term of an option will not exceed 10 years from the date of grant, however, if the expiry date of any vested option falls during or within nine business days of a black- out period or other trading restriction imposed by Burcon, then the option's expiry date shall be automatically extended for ten business days following the date of the relevant black-out period or other trading restriction being lifted, terminated or removed;

  The Board has the ability to: (a) with shareholder approval by ordinary resolution make any amendment to any option commitment, option or the Amended or Restated Plan; and (b) without shareholder approval make any amendments: (i) of a clerical nature, (ii) to reflect regulatory requirements, (iii) to vesting provisions, (iv) to expiration dates as long as there is no extension past the original date of expiration, and (v) providing for a cashless exercise feature; and

  The Amended and Restated Plan allows Burcon to satisfy its withholding obligations from any amount payable to a Service Provider that is an optionee as is required by law to be withheld or deducted upon an option exercise.

CORPORATE GOVERNANCE DISCLOSURE

Under National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") Burcon is required to disclose its corporate governance practices in its Management Proxy Circular. National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) sets out corporate governance guidelines for public companies. The Board and management of Burcon believe that good corporate governance practices are integral to the overall success of the Corporation and to protect shareholders’ interests. During the past fiscal year, Burcon continued to review, develop and implement corporate governance practices that are in line with the guidelines established in NP 58-201. Given the current stage of development of the Corporation, the Board considers that some of the guidelines in NP 58-201 are not suitable at this time and therefore, those guidelines have not been adopted.

Board of Directors

Burcon's Board currently consists of seven directors. The Board believes that its composition reflects a good mix of individuals with varying backgrounds and experience in the fields of business, finance and science and will be conducive to facilitate a diversity of perspectives in the overall management of the Corporation. Of the seven nominees proposed for election at the Meeting, four of the directors are considered independent within the meaning of the term "independent" set out in NI 58-101. The independent directors currently on the Board are Bradford Allen, J. Douglas Gilpin, Matthew Hall and D. Lorne Tyrrell. Allan Yap is not considered independent because he is an officer of Burcon. Rosanna Chau is the Deputy Chairman and Managing Director and Alan Chan is an Executive Director of ITC Corporation Limited, which owns, directly or indirectly, approximately 20.88% of Burcon’s issued and outstanding Common Shares. Alan Chan is the son of Dr. Charles Kwok Keung Chan, who holds approximately 36.7% of the issued and outstanding share capital of ITC. As a result, Ms. Chau and Mr. Chan are not considered to be independent. During the year, ITC, through its subsidiary Burcon Group Limited, provided secretarial and administrative services to Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp., as well as office space and the use of office equipment by Burcon. Burcon Group Limited charged Burcon an aggregate of $96,893 (plus HST or GST, as applicable) for these services, office space and equipment rental for the year ended March 31, 2013.

The Corporation is a not a venture issuer pursuant to NP 58-201. The Board currently consists of seven directors, a majority of which are independent. If the seven nominees proposed for election at the Meeting are all elected, the Board will consist of a majority of independent directors. During the year, independent directors actively participated in board meetings and had direct communication with management on key business issues to ensure independent supervision over management.

Directorships

The following table sets out the relationships of Burcon’s directors with other reporting issuers.

Director	Reporting Issuer or the Equivalent in a Jurisdiction or a Foreign Jurisdiction
Allan Yap	Chairman of the Board of Directors, Hanny Holdings Limited
Chairman and Chief Executive Officer, China Enterprises Limited
Executive Chairman, Hanwell Holdings Limited (formerly PSC Corporation Ltd.)
Executive Chairman, Tat Seng Packaging Group Ltd.
Alternate Director to Dr. Chan Kwok Keung, Charles, Non-executive Director of Television Broadcasts Limited
Alan Chan	Executive Director, ITC Corporation Limited
Executive Director, ITC Properties Group Limited
Executive Director, PYI Corporation Limited
Alternate (non-executive ) Director to Dr. Chan Kwok Keung, Charles, PYI Corporation Limited
Rosanna Chau	Deputy Chairman and Managing Director, ITC Corporation Limited
D. Lorne Tyrrell	Director, Trimel Pharmaceuticals Corporation

Independent Director Meetings

During the fiscal year, the independent directors of the Board held one separate meeting in which only independent directors participated. Independent directors have the opportunity to hold an in-camera session at the end of each regularly scheduled Board meeting if they deem such session to be necessary. One in-camera session was held following a Board meeting during the fiscal year. Given that the committees of the Board are comprised solely of independent directors, the Board believes that committee meetings provide a suitable forum for independent directors to have open and candid discussions among them about various issues.

Lead Director

The Chairman of the Board is Allan Yap, who is also the Chief Executive Officer of the Corporation. Because Dr. Yap is not independent, Bradford Allen was appointed as lead director of the Corporation on June 21, 2012 to succeed Dr. Lawrence Wang, who was the lead director from February 4, 2010 to June 21, 2012. As lead director, Mr. Allen chairs Board meetings in Dr. Yap’s absence. Mr. Allen facilitates discussions among all directors during meetings and acts as liaison between the Board and management. He also works with management and receives input from directors of the Board to set the agenda for Board meetings.

Summary of Attendance of Directors

The table below sets out the attendance by the directors at meetings during the fiscal year ended March 31, 2013.

Director	Board of	Audit Committee	Nominating and	Corporate
	Directors		Compensation	Governance
			Committee	Committee
	8 meetings	5 meetings	4 meetings	3 meetings
Allan Yap	2/8	N/A	N/A	N/A
Alan Chan	4/8	N/A	N/A	N/A
Rosanna Chau	8/8	N/A	N/A	N/A
Johann F. Tergesen(1)	3/8	N/A	N/A	N/A
David Lorne John Tyrrell	7/8	4/5	N/A	3/3
Paul Westdal(2)	3/8	N/A	2/4	1/3
Lawrence Wang(3)	3/8	3/5	1/4	N/A
Matthew Hall	7/8	N/A	4/4	3/3
J. Douglas Gilpin	7/8	5/5	4/4	3/3
Bradford Allen(4)	7/8	2/5	2/4	N/A
Notes:

(1)	Mr. Tergesen was a director of Burcon until September 12, 2012.

(2)	Mr. Westdal was a director of Burcon until September 12, 2012.

(3)	Dr. Wang was a director of Burcon until September 12, 2012.

(4)	Mr. Allen became a director on June 21, 2012. He was appointed as a member of the Audit Committee and the Nominating and Compensation Committee on September 12, 2012.

Board Mandate and Ethical Business Conduct

The Board is responsible for the stewardship of the Corporation and for the supervision of the management of the business and affairs of the Corporation. The Board actively participates in assessing significant decisions proposed by management. On April 14, 2010, the Board adopted a written mandate defining its responsibilities, a copy of which is attached to this Management Proxy Circular as Schedule “A”.

Since October 2005, the Board has adopted a Code of Business Ethics and Conduct (the “Code”), a copy of which is attached to this Management Proxy Circular as Schedule “B”. The Code was amended in February 2011, August 2011 and September 2012. All directors, officers and employees of Burcon and its subsidiary, Burcon NutraScience (MB) Corp. have read and agreed to abide by the Code and are required to confirm, on an annual basis, that they have reviewed the Code. The Board had previously delegated to the audit committee the authority to monitor compliance with the Code and report any non-compliance to the Board at quarterly intervals. In February 2011, the Board transferred that authority to the corporate governance committee. The corporate governance committee has established procedures to allow directors, officers and employees to report breaches of the Code or any illegal or unethical behaviour anonymously to the chair of the corporate governance committee. Shareholders may obtain a copy of the Code by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary.

In December 2011, the Board implemented a whistleblower reporting program. Under the program, Burcon established a confidential and anonymous procedure for reporting claims of unethical and illegal behaviour or concerns regarding questionable accounting and audit matters. Burcon engaged a third party to receive the reports and direct them to the chair of the audit committee of the Board. To date, no reports of unethical or illegal behaviour or concerns have been received by the Corporation under this program.

Position Descriptions

In February 2013, the Board adopted written position descriptions for the Chairman of the Board and the chair of each committee. The Board believes that having position descriptions in place will further assist the respective chairs in fulfilling their duties.

The Board has not developed a position description for Allan Yap, the Chief Executive Officer of Burcon. Dr. Yap is responsible for the overall strategic management of Burcon. Under the direction of Dr. Yap, the duties relating to Burcon’s day-to-day operations have been delegated to Johann F. Tergesen. Mr. Tergesen’s duties as the Corporation’s President and Chief Operating Officer are outlined in his employment agreement with Burcon dated June 21, 2011. See “Employment Contracts with Named Executive Officers”. Dr. Yap and Mr. Tergesen are charged with fulfilling the Corporation’s objectives. The Board believes that they are sufficiently skilled through their business experience to manage and provide direction to Burcon’s management to achieve these objectives.

Orientation and Continuing Education

New directors of Burcon are provided with orientation materials containing information on Burcon’s business, technology, financial information and the roles and responsibilities of directors. Directors are also updated on new developments in the business by management presentations at Board meetings and through regular management reports in between Board meetings. Finally, directors are regularly informed about changes in legal or regulatory requirements applicable to the Corporation.

Each committee of the Board has, with the input of committee members, developed and implemented a charter. Committee members are guided by its charter when fulfilling their roles. Committee members are also updated by management on legal or regulatory requirements specific to the committee’s area of focus. The Corporation’s auditors and outside consultants also provide committee members with updates on emerging accounting, auditing, compensation and regulatory developments.

Nomination of Directors and Compensation

Burcon has a nominating and compensation committee comprised of Bradford Allen, J. Douglas Gilpin and Matthew Hall. All of the directors of the nominating and compensation committee are independent. Mr. Hall is the chair of the nominating and compensation committee. The nominating and compensation committee has adopted a written charter to assist committee members in fulfilling their roles. The duties and responsibilities of the nominating and compensation committee are:

  Determine remuneration and other benefits of the Corporation’s directors, executive officers and consultants and performance bonuses and long term incentives for the Corporation’s employees;

  Recommend Board nominees by seeking out and recommending to the board of directors the nominees for appointment, election or re-election; and

  As required, the Committee will review and approve succession plans for directors, executive officers of the Corporation, and, as deemed necessary by the Committee, any other officers or employees of the Corporation.

All members of the Board are encouraged to recommend individuals they believe are suitable to serve on the Board of the Corporation.

During fiscal year 2012, directors of the nominating and compensation committee began the process of reviewing the executive compensation program. During the process, the nominating and compensation committee developed a compensation and performance management review program for executive officers and employees. The program was finalized in fiscal year 2013 and the Board adopted and implemented the compensation and performance management review program in February 2013. Although the nominating and compensation committee began the process of reviewing the director compensation program during fiscal 2012, no new director compensation program has been implemented. The annual retainer and meeting fees for directors remained unchanged during the year ended March 31, 2013. Each non-management director is paid an annual retainer of $7,500 and a fee of $750 per meeting for attendance at each Board or committee meeting. The non-management director annual retainer and per meeting fee has remained the same since 2004. For more information, refer to the section "Statement of Executive Compensation".

Corporate Governance Committee

Burcon has a corporate governance committee comprised of J. Douglas Gilpin, Matthew Hall and Lorne Tyrrell. All of the directors of the corporate governance committee are independent. Dr. Tyrrell is the chair of the corporate governance committee. The corporate governance committee has adopted a written charter to assist committee members in fulfilling their roles. The corporate governance committee is responsible for all matters relating to the governance of the Corporation and for reporting and making recommendations to the board of directors regarding such matters.

Assessment

The Board meets at least once per quarter to assess the developments of Burcon’s business and management recommendations. During the fiscal year, the members of the nominating and compensation committee and the corporate governance committee worked together to develop a formal process for assessing the Board. Following the end of the fiscal year, a formal board effectiveness assessment questionnaire was completed by each director on the Board. The corporate governance committee met in June 2013 to review the results of the assessment and reported its findings to the Board. The Board expects to continue with this self-assessment process on an annual basis going forward.

During fiscal 2012, the Chair of the audit committee started the process of having members on the committee complete a self-assessment of the committee itself. The results were collected and reviewed by the Chair of the committee. The audit committee expects to perform a self-assessment of itself every two years. Given the focus on formalizing a board effectiveness assessment during fiscal 2013, the other committees of the Board did not perform self-assessments. However, the Board will continue to evaluate whether such committee assessments will be undertaken so as to further assist members on such committees in fulfilling their duties.

Objectives for the year ending March 31, 2014

The Board believes that it has made good progress during the fiscal year to further improve its corporate governance practices to meet the guidelines set out in NP 58-201. As previously noted, Burcon believes that some of the guidelines may not be suitable for the Corporation given its current stage of development. The Board will continue to review the guidelines and address additional ways in which the Corporation can further improve its corporate governance practices.

AUDIT COMMITTEE AND DISCLOSURE UNDER
NATIONAL INSTRUMENT 52-110

Under National Instrument 52-110 ("NI 52-110"), Burcon is required to disclose in its Management Proxy Circular certain information concerning the composition of its audit committee and its auditor. The audit committee carries out the various responsibilities set forth in its charter, a copy of which is attached to this Management Proxy Circular as Schedule “C”.

Composition of the Audit Committee

The audit committee of Burcon is comprised of J. Douglas Gilpin, Lorne Tyrrell and Bradford Allen. Mr. Gilpin is the chair of the audit committee. All members of the audit committee are financially literate. Under NI 52-110, an individual is "financially literate" if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon’s financial statements. Mr. Gilpin was an audit engagement partner in Advisory Services at KPMG LLP (chartered accountants) for 18 years until 1999. In 2008, Mr. Gilpin received a Life Service Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community and was elected as Fellow of the Institute of Chartered Accountants of Alberta in 2012. Dr. Tyrrell has served on the audit committee of the Institute of Health Economics. He was also the Dean of the Faculty of Medicine and Dentistry of the University of Alberta from 1994 to 2004, during which he was responsible for managing a budget of over $300 million. When Dr. Tyrrell retired from his position, the Faculty reported no debt or deficit. Mr. Allen holds a business degree and has 31 years of investment banking and investing experience. Through this experience, he possesses the skills to read and understand financial statements that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to the raised by Burcon’s financial statements. A member of the audit committee is "independent" if the member has no direct or indirect material relationship with Burcon, which could, in the view of Burcon’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. All the members of the audit committee are independent.

Audit Committee Oversight

During the most recently completed financial year, all recommendations of the audit committee with respect to financial reporting and to nomination or compensation of Burcon’s external auditor were adopted by the board of directors.

Pre-Approval Policies and Procedures

The charter of the audit committee requires pre-approval of non-audit services provided by the external auditor of Burcon. The auditor was engaged to provide certain non-audit services during the two most recently completed financial years ended March 31, 2013 and March 31, 2012. Upon the recommendation of the audit committee, the engagement of the auditor to perform these services was approved by the Board of Burcon. For more information on the services provided, see “External Auditor Service Fees” and Notes below.

External Auditor Service Fees

Fees billed by PricewaterhouseCoopers LLP ("PwC") to Burcon for professional services relating to the last two fiscal years are outlined in the following table.

Nature of Services	Fees billed by auditor for the fiscal	Fees billed by auditor for the fiscal
	year ended March 31, 2013	year ended March 31, 2012

Audit Fees(1)	$63,000	$ 61,500
Audit-Related Fees(2)	$96,860	$37,000
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	$10,000
Total	$159,860	$108,500

Notes:

(1)

"Audit Fees" include the aggregate fees billed by PwC relating to the respective fiscal year. Of the total Audit Fees paid, $6,500 (2012-$6,500) is recoverable from ITC Corporation Limited ("ITC"), a company with an approximate 20.88% interest in the Corporation, in connection with reporting to ITC’s auditors for their annual audit.

(2)

"Audit-Related Fees" include the aggregate fees billed for the respective fiscal year for assurance and related services by PwC that are not reported under "Audit Fees". Of the $96,860, $48,500 related to the quarterly reviews of each of the Corporation’s interim financial statements (2012 - $37,000) and $48,360 related to the services in connection with the Corporation’s short form prospectus offering of 1,437,500 common shares completed in November 2012.

(3)	"Tax Fees" include the aggregate fees billed for the respective fiscal year for professional services rendered by PwC for tax compliance, tax advice, and tax planning.

(4)

"All Other Fees" include the aggregate fees billed for the respective fiscal year for products and services provided by PwC, other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees". $10,000 was billed for the fiscal year ended March 31, 2012 for accounting assistance.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Burcon has a nominating and compensation committee comprised of the following directors: Bradford Allen, Matthew Hall and J. Douglas Gilpin. See “Biographies of Directors”. All of the directors on the nominating and compensation committee are independent. The Board believes that the members of the nominating and compensation committee are sufficiently skilled to perform its duties.

Mr. Hall is the chair of the nominating and compensation committee. During his 31 year employment as a senior executive at a major food company, Mr. Hall was involved with remuneration and compensation for senior executives in all functions and levels throughout the company. His experience includes managing base pay levels, long and short term incentives and developing and executing performance management and succession planning processes in Canada, Switzerland and the United Kingdom.

Mr. Gilpin has served on the compensation committees of two publicly traded companies in Canada. In addition, as chair of the audit committee of one of these companies, he was responsible for risk assessment relating to such audit committee’s oversight role in the development of a stock option plan and other share plans as well as alignment with the short and long term performance and evaluation plan. Mr. Gilpin has also completed various compensation-related courses, including the Principles of Executive Compensation and Performance Measurements module of the Independent Corporate Director’s Education Program.

Mr. Allen has over 31 years of experience in the investment, banking and securities industries. He has advised companies in various sectors and has gained experience in the area of compensation practices and policies through his work with these companies.

The Board believes that Burcon’s nominating and compensation committee members possess the educational and practical experience to enable the committee to make decisions on the suitability of the Corporation’s compensation policies and practices, including experience in the following areas:

  General management skills in working with senior executives and developing performance management processes

  Evaluating, hiring and placing senior executives

  Knowledge of compensation and incentive programs

  Knowledge of share equity compensation plans and the risks associated with using this type of compensation

  Working with succession planning tools and processes

  Assessing risks associated with compensation plans

The purpose of the nominating and compensation committee is to carry out the Board’s overall responsibility to review and approve the Corporation’s employee and management compensation policies and practices, incentive compensation plans (cash and equity-based short and long term incentive plans), the amount and form of compensation of the executive officers of the Corporation, all appointments of employees as executive officers, all director nominations to the board and succession plans for directors and executive officers of the Corporation.

The nominating and compensation committee makes recommendations to the Board with respect to executive compensation.

Burcon’s main objectives during fiscal 2013 were to further the development and commercialization of its pea and canola products. Burcon also supported Archer Daniels Midland Company (“ADM”) in connection with its development of CLARISOY™ soy protein. In addition, Burcon continued to refine its protein extraction and purification technologies, develop new technologies and related products and further strengthened and expanded its intellectual property portfolio.

During the fiscal year, Burcon achieved key business goals and objectives. Since the signing of the license and production agreement with ADM in March 2011 for the worldwide, exclusive production, marketing and sale by ADM of soy protein products using Burcon’s CLARISOY™ soy protein technology, Burcon continued to support ADM in connection with the development of CLARISOY™.

On June 18, 2012, Burcon announced that ADM had constructed and was operating a commercial-scale production plant in Decatur, Illinois to produce CLARISOY™ 100, the first product to launch in ADM’s line of CLARISOY™ soy proteins.

On June 26, 2012, Burcon announced that ADM would launch CLARISOY™ 150, the first extension of the CLARISOY™ product line at the opening of the 2012 Institute of Food Technologists Annual Meeting and Food Expo in Las Vegas on June 26, 2012.

On October 22, 2012, Burcon announced that ADM earned the Best Beverage Ingredient Concept prize for CLARISOY™ soy protein at the 2012 InterBev Awards ceremony in Las Vegas, Nevada.

On December 19, 2012, Burcon announced that it had been notified by ADM of the first commercial sale of CLARISOY™ soy protein produced by ADM.

In November 2011, Burcon announced that it had developed a novel pea protein which it has branded as “Peazazz®”. Peazazz® is 100% soluble and transparent in low pH solutions with clean flavour characteristics. It is heat stable permitting hot fill applications. Burcon expects that Peazazz® can be incorporated into a variety of foods and beverages.

On January 29, 2013, Burcon announced that it had commenced building a Peazazz® semi-works production facility to produce Peazazz® pea protein at commercial scale in Winnipeg, Manitoba. The Peazazz® semi-works plant is expected to enable Burcon to provide market development quantities to customers for product and market development activities. At the same time, Burcon announced that it had formally requested to terminate the non-binding letter of intent that it had signed in August 2012 with a commercial partner. The termination of the letter of intent terminated the requirement that Burcon negotiate exclusively with that potential partner.

On June 25, 2013, Burcon announced that it has completed on schedule the construction of its new semi-works plant in Winnipeg for its revolutionary Peazazz® pea protein. The new Peazazz® semi-works plant utilizes commercial-scale equipment and will be capable of producing the tonnage amounts required by food and beverage makers looking to conduct full-scale, real-world market evaluations of Peazazz® in their consumer products. These evaluations typically include consumer testing, market acceptance and shelf life evaluation.

The License and Development Agreement with ADM for Burcon’s canola proteins terminated on March 1, 2012. Given the termination of the agreement, Burcon is free to choose alternative paths for the commercialization of its technology for the production of its canola proteins: Puratein®, Supertein™ and Nutratein® canola protein isolates.

In the case of Puratein® and Supertein™ canola protein isolates, Burcon continues to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products. Burcon has executed material transfer agreements with certain major companies. In the case of Nutratein® canola protein isolate, Burcon continues to pursue an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® canola protein isolate to replace or partially replace dairy protein in certain animal feed applications.

In fiscal 2013, Burcon filed nine new inventions and received patent grants for four U.S. patents and 38 patents from other countries. As of the date of this Management Proxy Circular, the Corporation has 243 issued patents in various countries, including 41 in the U.S., as well as more than 425 active patent applications, including 89 additional U.S. patent applications.

Historically, the Corporation did not have a formal compensation program given the size and number of employees of the Corporation. The Corporation's compensation program is intended to attract, retain and motivate highly qualified executive officers, while at the same time promoting a greater alignment of interests between such executive officers and the Corporation's shareholders. The Corporation's compensation program is designed to compensate the Named Executive Officers for their contributions to the Corporation and is based, to a large extent, on the achievement of goals set by the Corporation. The Corporation's Board strives to be competitive with the overall market for compensation.

During the year ended March 31, 2012, the Corporation's Nominating and Compensation Committee (the "Committee") reviewed the Corporation's compensation practices with the goal of developing a formal compensation and performance management review program for executive officers and employees. The Committee's goal was to develop a compensation program to compensate employees based on certain general performance management criteria.

In January 2012, the Corporation engaged York HR Solutions Inc. ("York Solutions") of Maple Ridge, British Columbia, to develop a formal compensation and performance management program for the Corporation (the "Program"). York Solutions' mandate was to work with the Committee to:

  develop and document the compensation philosophy and strategy;

  design a compensation structure;

  develop performance measures and standards;

  develop a set of core competencies consisting of behaviours that employees should possess in the performance of goals;

  develop feedback methods, processes and documentation;

  develop and document a bonus plan clearly linked to corporate objectives;

  develop a communication plan for rollout of the Program; and

  assist with implementation and training of employees and managers.

The Committee worked with York Solutions to finalize the Program during fiscal year 2013. In February 2013, the Program was formally approved by the Board. Going forward, the Corporation expects to implement and follow the guidelines set out in the Program for determining compensation for executives and employees of Burcon.

COMPONENTS OF EXECUTIVE COMPENSATION

The Corporation's Program is comprised of a combination of base salary, incentive stock options and bonuses.

Given the Corporation’s stage of development, the Board has deferred the implementation of the bonus component of the Program until the Corporation has reached positive cash flows. The Board believes that the two elements of base salary and incentive stock options as compensation are appropriate to compensate the Corporation's executives in light of the Corporation's current stage of development. The Board reviews these elements individually and comprehensively to ensure alignment with the Corporation's strategic goals and objectives and the Corporation's overall compensation objectives. In the process of developing the components, the Board has, through the nominating and compensation committee, considered the implications of risks associated with its compensation policies. The Board believes that the risks are mitigated to a certain degree given the approach it has taken in the past on executive compensation. With respect to the salary component of the executive compensation, the Board has strived to be competitive in order to attract, retain and motivate executives. Options granted to employees under the incentive stock option plan generally do not vest immediately upon grant but vest over a three year period. The Board believes that using a vesting schedule encourages employee loyalty, aligns employee and company interests and reduces certain risks that may be associated with granting stock options that vest immediately upon grant.

Base Salary

Allan Yap, Chief Executive Officer and Chairman of the Board, Jade Cheng, Chief Financial Officer, Johann F. Tergesen, President and Chief Operating Officer and Dorothy K.T. Law, Senior Vice President, Legal and Corporate Secretary are the "Named Executive Officers" (“NEO”) of Burcon.

The primary element of the Corporation's compensation program is base salary. The Corporation's view is that a competitive base salary is a necessary element for attracting and retaining qualified executive officers. The amount payable to an NEO as base salary is determined primarily by the number of years of experience of the NEO, as well as comparisons to the base salaries offered by publicly listed companies with market capitalization similar to the Corporation's.

Mr. Yap voluntarily opted to not receive cash compensation from the Corporation. He is compensated only in the form of stock options. Mr. Tergesen's, Ms. Cheng's and Ms. Law's salaries were set in the context of the market. During the year ended March 31, 2011, the Committee negotiated with each of Mr. Tergesen, Ms. Cheng and Ms. Law to determine their salaries. Following the negotiations, formal employment agreements were entered into with these individuals in June 2011 and March 2011, respectively. See “Employment Contracts with Named Executive Officers”.

Incentive Stock Options

The second element of the Corporation's compensation program is incentive stock options. At the Corporation' annual and special meeting held on September 19, 2001, the shareholders approved the terms of the 2001 Share Option Plan (the "Plan") under which directors, officers, employees and consultants of the Corporation may be granted options to acquire common shares of the Corporation. The Plan was amended in 2003, 2004, 2007 and 2009 to, among other amendments, increase the number of common shares issuable under the Plan. In 2011, the Corporation's shareholders approved an amendment to the Plan to convert it from a fixed plan to a rolling plan. For further details on the Plan see “Securities Authorized for Issuance Under Equity Compensation Plans”.

The options granted to executive officers and other employees are granted by the Board, based on the recommendations of the Committee. The Board reviews the Committee's recommendations regarding grants of options based on contributions and performance during the year. In determining option grants, the Board also takes into account previous grants to the grantees and attempts to compensate for any deficiencies in the cash component in the NEO's salary vis-a-vis competitive market rates. The Program developed by York Solutions also contains an allocation formula for determining stock option grants based on the cash salary of the individual. The Board has the discretion to adjust the amount allocated under this formula based on the individual’s seniority, level of management within the Corporation and the Corporation’s overriding goal of retaining key talent within Burcon. During the year ended March 31, 2013, the Committee recommended to the Board the grant of options based on the formula set out in the Program and consideration of the discretionary factors.

PERFORMANCE GRAPH

The following graph shows the total cumulative return over five years for a shareholder of Burcon on an investment of $100 compared to the S&P/TSX composite index.

	2008	2009	2010	2011	2012	2013
Burcon NutraScience	100.00	61.05	115.87	120.15	77.78	37.24
S&P/TSX Composite	100.00	65.32	90.17	105.74	92.82	95.51

Burcon’s share price trended with the TSX composite for the past four years but saw a decrease in 2013. The decline in 2008 is consistent with that of the broader market decline as shown in the S&P/TSX composite index. Burcon’s shares dropped 38.95% while S&P/TSX composite index declined 34.68%. However, Burcon recovered and its share price rose 89.8% between 2009 and 2010 and followed by a 3.7% increase between 2010 and 2011. In 2012, Burcon’s shares dropped 35.26% compared to a 12.21% drop in the S&P/TSX composite index. Burcon’s shares saw a decrease of 52% in 2013, compared to a gain of 2.89% in the S&P/TSX composite index

The trend shown in the above graph does not necessarily correspond to the Corporation’s compensation to its Named Executive Officers for the period ended March 31, 2013 or for any prior fiscal periods. The trading price of the Corporation’s Common Shares is subject to fluctuation based on several factors, many of which are outside the control of Burcon. These include market perception of the Corporation’s ability to achieve business goals, trading volume in the Corporation’s Common Shares, changes in general conditions in the economy and the financial markets or other general developments in the animal or plant protein industry that affect the Corporation or its competitors. In determining compensation, the Board strives to be competitive in order to attract, retain and motivate executives, provide incentives for executives and key employees to work towards achieving business goals and objectives as well as to ensure that the interests of management of Burcon and Burcon’s shareholders are aligned.

Compensation of Executive Officers

Summary Compensation Table

Allan Yap, Chief Executive Officer and Chairman of the Board, Jade Cheng, Chief Financial Officer, Johann F. Tergesen, President and Chief Operating Officer and Dorothy K.T. Law, Senior Vice President, Legal and Corporate Secretary are the "Named Executive

Officers" of Burcon for the purposes of the following disclosure, which is required for all reporting issuers, as set out in securities legislation. The following table provides a summary of the total compensation paid to the Named Executive Officers during Burcon’s three most recently completed financial years ended March 31, 2013, March 31, 2012 and March 31, 2011.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long term incentive plans
Allan Yap Chief Executive Officer and Chairman of the Board	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	53,472 (3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	53,472 Nil Nil
Jade Cheng Chief Financial Officer	2013 2012 2011	165,000 165,000 148,738 (1)	Nil Nil Nil	46,190 (3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	211,190 165,000 148,738
Johann F. Tergesen President and Chief Operating Officer	2013 2012 2011	275,000 348,333 (2) 195,000	Nil Nil Nil	61,587 (3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	336,587 348,333 195,000
Dorothy K.T. Law Senior Vice President, Legal and Corporate Secretary	2013 2012 2011	121,000 121,000 99,017 (4)	Nil Nil Nil	46,190 (3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	167,190 121,000 99,017

Notes:

(1)

$82,488 of this amount was paid to Burcon Group Limited. Until February 28, 2011, the services of Ms. Cheng were contracted through Burcon Group Limited pursuant to a management services agreement. See "Management Contracts". On March 1, 2011, Ms. Cheng entered into an employment agreement with the Corporation. The Board agreed to apply Ms. Cheng’s salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Ms. Cheng. The retroactive salary amount and salary paid from March 1 to 31, 2011 totalled to $66,250.

(2)

On June 21, 2011, Mr. Tergesen entered into an employment agreement with the Corporation. The Board agreed to apply Mr. Tergesen’s salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Mr. Tergesen. The retroactive salary amount paid for the period from May 1, 2010 to March 31, 2011 totalled to $73,333.

(3)	In determining the fair value of the option awards, the Black-Scholes model was used, with the following hypothesis:

Assumptions	2013	2012	2011
Risk-free interest rate:	1.60%	N/A	N/A
Dividend rate:	0%	N/A	N/A
Expected forfeitures:	11.01%	N/A	N/A
Expected volatility in the market price of shares:	58.37%	N/A	N/A
Expected life:	8 years	N/A	N/A
Fair value per option:	$2.57	N/A	N/A

(4)

$58,100 of this amount was paid to Burcon Group Limited. Until February 28, 2011, the services of Ms. Law were contracted through Burcon Group Limited pursuant to a management services agreement. See "Management Contracts". On March 1, 2011, Ms. Law entered into an employment agreement with the Corporation. The Board agreed to apply Ms. Law’s salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Ms. Law. The retroactive salary amount and salary paid from March 1 to 31, 2011 totalled to $40,917.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on March 31, 2013.

	Option-based Awards				Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date mm/dd/yyyy	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Allan Yap Chief Executive Officer and Chairman of the Board	25,000	5.67	12/05/2013 (2)	0	Nil	Nil
	160,000	9.60	12/17/2019 (3)	0
	20,000	4.16	10/29/2022 (4)	0
Jade Cheng Chief Financial Officer	42,500	5.67	12/05/2013 (2)	0	Nil	Nil
	110,000	9.60	12/17/2019 (3)	0
	18,000	4.16	10/29/2022 (5)	0
Johann F. Tergesen President and Chief Operating Officer	65,000	5.67	12/05/2013 (2)	0	Nil	Nil
	125,000	9.60	12/17/2019 (3)	0
	24,000	4.16	10/29/2022 (5)	0
Dorothy K. T. Law Senior Vice President, Legal and Corporate Secretary	42,500	5.67	12/05/2013 (2)	0	Nil	Nil
	110,000	9.60	12/17/2019 (3)	0
	18,000	4.16	10/29/2022 (5)	0

Notes:

(1)	Based on the March 28, 2013 closing price of $3.05 per share on the Toronto Stock Exchange (“TSX”).

(2)	These options vested as to 1/3 on each of December 5, 2008, August 5, 2009 and April 5, 2010.

(3)	These options vested as to 1/3 on each of August 17, 2010, April 17, 2011 and December 17, 2011.

(4)	These options vested as to their entirety on October 29, 2012.

(5)	These options vest as to 1/3 on each of October 29, 2013, October 29, 2014 and October 29, 2015, respectively.

Value Vested or Earned during Fiscal Year Ended March 31, 2013

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2013.

Name	Option-based awards –	Share-based awards –	Non-equity incentive
	Value vested during the	Value vested during the	plan compensation –
	year	year	Value earned during the
	($)		year
		($)	($)
Allan Yap	0	Nil	Nil
Jade Cheng	0	Nil	Nil
Johann F. Tergesen	0	Nil	Nil
Dorothy K.T. Law	0	Nil	Nil

Employment Contracts with Named Executive Officers

There is no employment contract between Burcon or its subsidiary and Allan Yap. There is no compensatory plan or arrangement with respect to Dr. Yap resulting from the resignation, retirement or any other termination of employment of Dr. Yap, from a change of control of Burcon or its subsidiary, or from a change of his responsibilities following a change of control.

Burcon has entered into employment agreements with each of the Named Executive Officers below:

Johann F. Tergesen

Mr. Tergesen is the Corporation’s President and Chief Operating Officer and has been an employee of Burcon since September 1, 2001. However, no written employment agreement had been entered into between Burcon and Mr. Tergesen. On June 21, 2011, the Corporation entered into a written employment agreement with Mr. Tergesen to formalize the terms of his employment. Under the terms of Mr. Tergesen’s employment agreement, Mr. Tergesen is entitled to an annual base salary, and, at the discretion of Corporation, participation in the Corporation’s incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Mr. Tergesen’s employment agreement commenced on June 21, 2011, the Board agreed to apply Mr. Tergesen’s salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Mr. Tergesen. The retroactive salary amount paid for the period from May 1, 2010 to March 31, 2011 totalled to $73,333. Total compensation paid to Mr. Tergesen during fiscal 2013, 2012 and 2011 is disclosed in the Summary Compensation Table.

Mr. Tergesen’s employment agreement has an indefinite term and may be terminated by Mr. Tergesen at any time by providing two months’ notice in writing to the Corporation. In the event that the Corporation terminates Mr. Tergesen’s employment without cause, Mr. Tergesen is entitled to payment of salary and any amounts owing to him under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months’ salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of his employment agreement up to a maximum of 24 months (the “Notice Period”), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Mr. Tergesen obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation’s applicable share option plan permits an optionee to do so, Mr. Tergesen shall be deemed to be a “Service Provider” as that term is defined in the Corporation’s share option plan until the last day of the Notice Period and he will be permitted to exercise any options he may hold during that time period.

In the event of a change of control, Mr. Tergesen may elect to terminate his employment agreement. If he does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month’s salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 months’ salary. Pursuant to the Corporation’s Amended and Restated 2001 Share Option Plan, a change of control is an “Accelerated Vesting Event”. If an Accelerated Vesting Event occurs and TSX approval is obtained, Mr. Tergesen will be entitled to exercise each option held by him at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Mr. Tergesen worked for Burcon.

Jade Cheng

Ms. Cheng entered into an employment agreement with the Corporation on March 1, 2011. Prior thereto, Ms. Cheng had been providing her services as the Corporation’s Chief Financial Officer pursuant to the management services agreement between the Corporation and Burcon Group Limited. See “Management Contracts”. The terms of Ms. Cheng’s employment agreement are similar to those of Mr. Tergesen’s agreement. Under the terms of Ms. Cheng’s employment agreement, Ms. Cheng is entitled to an annual base salary, and, at the discretion of the Corporation, participation in the Corporation’s incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Ms. Cheng’s employment agreement commenced on March 1, 2011, the Board agreed to apply Ms. Cheng’s salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Ms. Cheng. The retroactive salary component of $52,500 was paid to Ms. Cheng in March, 2011. Total compensation paid to Ms. Cheng during fiscal 2013, 2012 and 2011 is disclosed in the Summary Compensation Table.

Ms. Cheng’s employment agreement has an indefinite term and may be terminated by Ms. Cheng at any time by providing two months’ notice in writing to the Corporation. In the event that the Corporation terminates Ms. Cheng’s employment without cause, Ms. Cheng is entitled to payment of salary and any amounts owing to her under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months’ salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of her employment agreement up to a maximum of 24 months (the “Notice Period”), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Ms. Cheng obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation’s applicable share option plan permits an optionee to do so, Ms. Cheng shall be deemed to be a “Service Provider” as that term is defined in the Corporation’s share option plan until the last day of the Notice Period and she will be permitted to exercise any options she may hold during that time period.

In the event of a change of control, Ms. Cheng may elect to terminate her employment agreement. If she does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 month’s salary. Pursuant to the Corporation’s Amended and Restated 2001 Share Option Plan, a change of control is an “Accelerated Vesting Event”. If an Accelerated Vesting Event occurs and TSX approval is obtained, Ms. Cheng will be entitled to exercise each option held by her at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Ms. Cheng worked for Burcon.

Dorothy K.T. Law

Ms. Law entered into an employment agreement with the Corporation on March 1, 2011. Prior thereto, Ms. Law had been providing her services as the Corporation’s Senior Vice President, Legal and Corporate Secretary pursuant to the management services agreement between the Corporation and Burcon Group Limited. See “Management Contracts”. The terms of Ms. Law’s employment agreement are similar to those of Mr. Tergesen’s and Ms. Cheng’s agreements. Under the terms of Ms. Law’s employment agreement, Ms. Law is entitled to an annual base salary, and, at the discretion of the Corporation, participation in the Corporation’s incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Ms. Law’s employment agreement commenced on March 1, 2011, the Board agreed to apply Ms. Law’s salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Ms. Law. The retroactive salary component of $40,917 was paid to Ms. Law in March, 2011. Total compensation paid to Ms. Law during fiscal 2013, 2012 and 2011 is disclosed in the Summary Compensation Table.

Ms. Law’s employment agreement has an indefinite term and may be terminated by Ms. Law at any time by providing two months’ notice in writing to the Corporation. In the event that the Corporation terminates Ms. Law’s employment without cause, Ms. Law is entitled to payment of salary and any amounts owing to her under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months’ salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of her employment agreement up to a maximum of 24 months (the “Notice Period”), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Ms. Law obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation’s applicable share option plan permits an optionee to do so, Ms. Law shall be deemed to be a “Service Provider” as that term is defined in the Corporation’s share option plan until the last day of the Notice Period and she will be permitted to exercise any options she may hold during that time period.

In the event of a change of control, Ms. Law may elect to terminate her employment agreement. If she does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 month’s salary. Pursuant to the Corporation’s Amended and Restated 2001 Share Option Plan, a change of control is an “Accelerated Vesting Event”. If an Accelerated Vesting Event occurs and TSX approval is obtained, Ms. Law will be entitled to exercise each option held by her at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Ms. Law worked for Burcon.

Estimated Termination Payments

The table below reflects amounts payable to the Named Executive Officers, assuming their employment was terminated on March 31, 2013 either without cause or upon change of control of the Corporation.

Name	Termination Other	Continued Benefits	Termination Upon Change of Control
	than for Cause
Allan Yap	Nil	Nil	Nil
Jade Cheng	275,000	7,577	275,000
Johann F. Tergesen	435,417	7,198	435,417
Dorothy K. T. Law	201,667	7,577	201,667

Compensation of Directors

Director Compensation

Burcon does not have a formal compensation program for its directors. Each non-management director of Burcon is paid an annual retainer of $7,500 ("Annual Retainer") and $750 for attendance at each committee or Board meeting. The non-management director annual retainer and per meeting fee has remained the same since 2004. For the financial year ended March 31, 2013, Burcon paid $46,701 in Annual Retainer fees and an aggregate of $72,000 to non-management directors for attendance at committee and Board meetings and attendance at a two-day strategy meeting during the year. During the year ended March 31, 2013, the non-management directors of Burcon included Bradford Allen, Alan Chan, Rosanna Chau, J. Douglas Gilpin, Matthew Hall, David Lorne John Tyrrell, Lawrence Wang and Paul Westdal. Dr. Wang and Mr. Westdal were directors of Burcon until September 12, 2012.

In January 2012, the Corporation engaged Koenig & Associates Inc. (“Koenig”) of Saskatoon, Saskatchewan, to conduct a board remuneration survey for Burcon. The objective of conducting the Board remuneration survey for Burcon was to determine whether the Board members are fairly compensated. The review was also conducted to determine the degree of comparability of the Board to the board structure of similar organizations. Although Koenig has completed its survey, the nominating and compensation committee deferred its review of director compensation during fiscal year 2013.

Director Compensation Table

During the most recently completed fiscal year, each director of Burcon received total compensation for services provided to Burcon in his or her capacity as director as follows:

Name	Fees earned(1)(2) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Bradford Allen(3)	19,701	Nil	160,415 (6)	Nil	Nil	Nil	180,116
Alan Chan	10,500	Nil	53,472 (6)	Nil	Nil	Nil	63,972
Rosanna Chau	13,500	Nil	53,472 (6)	Nil	Nil	Nil	66,972
J. Douglas Gilpin	24,000	Nil	53,472 (6)	Nil	Nil	Nil	77,472
Matthew Hall	20,250	Nil	53,472 (6)	Nil	Nil	Nil	73,722
David Lorne John Tyrrell	21,000	Nil	53,472 (6)	Nil	Nil	Nil	74,472
Lawrence Wang(4)	5,250	Nil	Nil	Nil	Nil	Nil	5,250
Paul Westdal(5)	4,500	Nil	Nil	Nil	Nil	Nil	4,500

Notes:
(1)	Each non-management director is paid a fee of $750 per meeting for attendance at each Board or committee meeting.

(2)	Each non-management director is paid an annual retainer of $7,500. See "Director Compensation" above.

(3)	Mr. Allen became a director of Burcon on June 21, 2012.

(4)	Dr. Wang was a director of Burcon until September 12, 2012.

(5)	Mr. Westdal was a director of Burcon until September 12, 2012.

(6)	In determining the fair value of the option awards, the Black-Scholes model was used, with the following hypothesis:

Assumptions (weighted average)	2013
Risk-free interest rate:	1.63%
Dividend rate:	0%
Expected forfeitures:	11.01%
Expected volatility in the market price of shares:	60.62%
Expected life:	8.29 years
Fair value per option:	$2.67

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each director, all of the option-based and share-based grants and awards outstanding on March 31, 2013.

	Option-based Awards				Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Prince ($)	Option Expiration Date mm/dd/yyyy	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Bradford Allen	60,000	4.16	10/29/2022 (2)	0	N/A	N/A
Alan Chan	40,000	8.65	04/20/2020 (3)	0	N/A	N/A
	25,000	8.65	04/20/2020 (4)	0
	20,000	8.05	11/16/2021 (5)	0
	20,000	4.16	10/29/2022 (2)	0
Rosanna Chau	12,500	5.67	12/05/2013 (6)	0	N/A	N/A
	20,000	9.60	12/17/2019 (7)	0
	20,000	8.05	11/16/2021 (5)	0
	20,000	4.16	10/29/2022 (2)	0
J. Douglas Gilpin	40,000	6.78	09/22/2021 (8)	0	N/A	N/A
	20,000	4.16	10/29/2022 (2)	0
Matthew Hall	60,000	6.78	09/22/2021 (8)	0	N/A	N/A
	20,000	4.16	10/29/2022 (2)	0
David Lorne John Tyrrell	40,000	9.60	12/17/2019 (7)	0	N/A	N/A
	20,000	8.05	11/16/2021 (5)	0
	20,000	4.16	10/29/2022 (2)	0
Lawrence Wang	Nil (9)	N/A	N/A	N/A	N/A	N/A
Paul Westdal	Nil (10)	N/A	N/A	N/A	N/A	N/A

Notes:
(1)	Based on the March 28, 2013 closing price of $3.05 per share on the TSX.

(2)	These options all vested on October 29, 2012.

(3)	These options all vested on April 20, 2010.

(4)	These options vested as to 1/3 on April 20, 2011, April 20, 2012 and April 20, 2013, respectively.

(5)	These options all vested on November 16, 2011.

(6)	These options all vested on December 5, 2008.

(7)	These options all vested on December 17, 2009.

(8)	These options all vested on September 22, 2011.

(9)	Dr. Wang was a director of Burcon until September 12, 2012. He did not have any options outstanding on March 31, 2013.

(10)	Mr. Westdal was a director of Burcon until September 12, 2012. He did not have any options outstanding on March 31, 2013.

Value Vested or Earned during Fiscal Year Ended March 31, 2013

The following table sets forth, for each director, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2013.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Bradford Allen	0	N/A	N/A
Alan Chan	0	N/A	N/A
Rosanna Chau	0	N/A	N/A
J. Douglas Gilpin	0	N/A	N/A
Matthew Hall	0	N/A	N/A
David Lorne John Tyrrell	0	N/A	N/A
Lawrence Wang(1)	Nil	N/A	N/A
Paul Westdal(1)	Nil	N/A	N/A

Note:
(1)	Dr. Wang and Mr. Westdal were directors of Burcon until September 12, 2012. They did not have any options outstanding on March 31, 2013.

Executive Compensation-Related Fees

The following fees were billed by each consultant for services related to determining compensation for the Corporation’s directors and executive officers and employees for the two years ended March 31, 2013 and March 31, 2012:

Consultant	Executive or Director Compensation Related Fees		All Other Fees
	2013	2012	2013	2012
York HR Solutions Inc.(1)	11,667	25,000	Nil	Nil
Koenig & Associates Inc.	5,100	8,800	Nil	Nil

Note:

(1)	York HR Solutions Inc. provided compensation services in connection with executive officers of Burcon as well as employees of Burcon and its subsidiary, Burcon NutraScience (MB) Corp.

ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of Burcon or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to Burcon or its subsidiaries, or to another entity where any indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Burcon or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Other than as set forth in this Management Proxy Circular, no person who has been a director or executive officer of Burcon at any time since the beginning of the last fiscal year, nor any individual proposed to be a director or officer of Burcon, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Interest of Informed Persons in Material Transactions

To the knowledge of Burcon's management, no insider or nominee for election as a director of Burcon, or any associate or affiliate of any such persons, had any interest in any material transaction during the year ended March 31, 2013, or has any interest in any proposed transaction that has materially affected or would materially affect Burcon or any of its subsidiaries.

Management Contracts

Burcon has a management services agreement with Burcon Group Limited at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 pursuant to which Burcon Group Limited provides secretarial and administrative services to Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp. The Corporation and Burcon Group Limited have also entered into a commercial lease and an equipment lease pursuant to which office space and the use of office equipment, respectively, are leased to Burcon by Burcon Group Limited. Burcon Group Limited charged Burcon $96,893 (plus HST or GST, as applicable) for these services, office space and equipment rental for the year ended March 31, 2013 (2012 - $94,527). The directors of Burcon Group Limited are Jade Cheng and Dorothy Law. The sole shareholder of Burcon Group Limited is 16329 Yukon Inc., a company whose registered office is located at the offices of MacDonald & Co., Suite 200, Financial Plaza, 204 Lambert

Street, Whitehorse, Yukon, Y1A 3T2. 16329 Yukon Inc. is an indirect wholly-owned subsidiary of ITC Corporation Limited.

From April 1, 2012 to March 31, 2013, the Corporation provided professional services to Burcon Group Limited which resulted in income to Burcon of $14,263 (2012 - $18,951).

Conflicts of Interest

There may be potential conflicts of interest to which some of the directors and officers of Burcon will be subject to in connection with Burcon’s operations. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act (Yukon).

Insurance

Burcon maintains directors’ and officers’ liability insurance. The amount of the premium for this insurance is $63,680 for the period from November 19, 2012 to November 19, 2013. The premium is not segregated as to directors and officers. The limits of insurance are $10,000,000 per occurrence and $10,000,000 in the aggregate for any year. A deductible is applicable in connection with a claim under the insurance unless the claim against the directors and officers relates to a matter that is not indemnifiable by Burcon.

Additional information relating to Burcon can be found on the SEDAR website at www.SEDAR.com. Shareholders may obtain copies of Burcon’s financial statements and management’s discussion and analysis ("MD&A") by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary. Financial information is provided in Burcon’s comparative financial statements and MD&A for its most recently completed financial year.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Burcon.

DATED at Vancouver, British Columbia, as of the 25th day of July, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Operating Officer

Schedule "A"

BURCON NUTRASCIENCE CORPORATION

BOARD OF DIRECTORS’ MANDATE

PURPOSE

1.

The Board of Directors (the “Board”) of Burcon NutraScience Corporation (the “Corporation”) is responsible for the overall stewardship of the Corporation and for managing and supervising the management of the Corporation. The Board shall at all times act in the best interests of the Corporation.

RESPONSIBILTIES

2.

The Board discharges its responsibilities for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers. In discharging its responsibility, the Board should, among other things:

(a)

to the extent feasible, satisfy itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)	adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation’s business;

(c)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations;

(d)	identify the principal risks of the Corporation’s business, and ensure the implementation of appropriate systems to manage these risks;

(e)	plan for senior management succession, including the appointment, training and monitoring of senior management’s performance;

(f)

require senior management to develop and maintain a strategy to communicate effectively with its security holders, investment analysts and the public generally and to accommodate and address feedback from security holders;

(g)	require management to maintain internal control and management information systems and, through Board committees or otherwise, to monitor these systems as it considers fit; and

(h)

through the Corporation’s Corporate Governance Committee, develop the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are applicable to the Corporation.

ORGANIZATION OF THE BOARD

3.	The organization of the Board shall comply with applicable corporate and securities laws.

4.

Appointments to the Board will be reviewed on an annual basis. The Nominating and Compensation Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

5.	The Board will report to the shareholders of the Corporation.

6.	The Board may:

(a)

appoint one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board, except those which are not permitted under applicable corporate and securities laws;

(b)	appoint a Chairman of the Board and prescribe his or her powers and duties;

(c)	appoint a Lead Director of the Board and prescribe his or her powers and duties;

(d)	appoint a Chief Executive Officer and prescribe his or her powers and duties;

(e)	appoint a President and other officers of the Corporation and prescribe their powers and duties.

MEETINGS, MEETING PREPARATION AND ATTENDANCE

7.	The Board will meet as required, but at least once per quarter.

8.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once per quarter.

9.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review the materials provided to the directors in connection with the meeting and be prepared for the meeting; and

(b)	attend each meeting, in person or by telephone conference, to the extent practicable.

MANAGEMENT OF BOARD AFFAIRS

10.	The Board will:

(a)	Develop a process for the orientation and education of new members of the Board;

(b)	Support continuing education opportunities for all member of the Board;

(c)	Assess the participation, contributions and effectiveness of the Chairman and individual board members on an annual basis;

(d)	Monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(e)	Establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f)	Disclose on an annual basis, the mandate, composition of the Board and its committees.

Schedule “B”

BURCON NUTRASCIENCE CORPORATION

CODE OF BUSINESS ETHICS AND CONDUCT

1.	Purpose and Application

Burcon NutraScience Corporation (the “Corporation”) is committed to maintaining high standards of integrity and accountability in conducting its business while at the same time seeking to grow its business and value. This code of business ethics and conduct (the “Code”) provides a framework of guidelines and principles to govern and encourage ethical and professional behaviour in conducting our business.

This Code applies to all directors, officers and employees of the Corporation and its subsidiaries (“representatives”). The guidelines set out in this Code may be further supplemented by specific corporate, divisional or departmental policies. As with all guidelines or principles, you are expected to use your own judgement and discretion, having regard to these standards, to determine the best course of action for any specific situation. If you are unsure about a particular situation or course of action, please speak to the Chief Executive Officer or Chief Operating Officer of the Corporation.

The Code sets forth such standards as are reasonably designed to deter wrongdoing and to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in the reports and documents that the Corporation files with, or submits to, securities regulatory authorities and in other public communications made by the Corporation; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and accountability for adherence to the Code.

2.	Conflicts of Interest

It is our policy to ensure the Corporation’s best interests are paramount in all of our dealings with customers, suppliers, contractors, competitors, existing and potential business partners and other representatives and are conducted in a manner that avoids any actual or potential conflicts of interest.

In general, a conflict of interest exists where a representative’s personal interests interfere with his or her ability to act in the best interests of the Corporation. Conflicts of interests may exist in any situation where your ability to act objectively, or in the best interests of the Corporation, are influenced. These include the receipt of improper personal benefits by you or your family and friends, as a result of your position with the Corporation.

Full and timely disclosure of any actual or potential conflict of interest is very strongly encouraged. Proper disclosure provides an opportunity to obtain advice from the appropriate level of management and to resolve actual or potential conflicts of interests in a timely and effective manner. Employees should promptly disclose to their supervisor any material transaction or relationship that reasonably could be expected to give rise to a potential or actual conflict of interest. Directors and officers shall disclose any potential conflicts of interest in writing to the board of directors for review in accordance with applicable law.

3.	Protection and Use of the Corporation’s Assets and Opportunities

All representatives are responsible for protecting the Corporation’s assets from improper use including fraud, theft and misappropriation. It is the Corporation’s policy to protect its assets and promote their efficient use for legitimate business purposes. This requires proper documentation (which is timely, accurate and complete) and appropriate use of discretion. Corporation assets should not be wasted through carelessness or neglect nor appropriated for improper personal use. Proper discretion and restraint should always govern the personal use of the Corporation’s assets.

4.	Corporate Opportunities

The benefit of any business venture, opportunity or potential opportunity resulting from your employment with the Corporation should not be appropriated for any improper personal advantage. As employees, officers and directors, a duty is owed to the Corporation to advance its legitimate interests when the opportunity to do so arises.

5.	Confidentiality of Corporate Information

Information is a key asset of the Corporation. It is our policy to ensure that the Corporation’s proprietary and confidential information, including information that has been entrusted to the Corporation by others, is adequately safeguarded. All confidential information, including information about the Corporation’s business, suppliers, intellectual property, opportunities, products, customers, assets and competitors, should be duly protected from advertent or inadvertent disclosure. Confidential information should be marked or identified as being confidential whenever practicable and should be disclosed only when properly authorized or required by law or stock exchange requirements.

6.	Fair Dealing with Other People and Organizations

All business dealings undertaken on behalf of the Corporation should be conducted in a manner that preserves our integrity and reputation. It is the Corporation’s policy to seek to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information or any other illegal practices in dealing with the Corporation’s security holders, customers, suppliers, competitors and employees.

7.	Complying with the Law

The Corporation strives to ensure that its business is conducted in all material respects in accordance with all applicable laws, stock exchange rules and securities regulations. This includes compliance with applicable antitrust/competition, privacy, labour, human rights, environmental and securities laws in all material respects.

Specifically, it is also our policy to seek to comply with all applicable securities laws and regulations to ensure that material information that is not generally available to the public (“inside information”) is disclosed in accordance with law. This includes implementation of policies and procedures, as set out in our Insider Trading Policy, to protect against the improper use or disclosure of inside information, including the improper trading of securities while in possession of inside information.

Applicable securities laws require the Corporation to disclose certain information in various reports and documents that the Corporation must file or submit to securities regulatory authorities. In addition, from time to time, the Corporation makes other public communications, such as issuing press releases. The Corporation has a responsibility to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with or submitted to securities regulatory authorities and in other public communications.

8.	Reporting of Illegal or Unethical Behaviour

The Corporation strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour. It is our responsibility to monitor and to ensure compliance with the guidelines set out in this Code, including compliance in all material respects, with all applicable financial reporting and accounting requirements applicable to the Corporation. Concerns or complaints in this regard may be reported by anonymous submission to the Chair of the Corporate Governance Committee of the Board of Directors in connection with unethical or illegal behaviour, including questionable accounting, internal accounting controls or auditing matters involving the Corporation.

9.	Compliance

It is the role of the Board of Directors to monitor compliance with the Code. Disciplinary measures may be taken against any representative who authorizes, directs, approves or participates in any violation of a provision of this Code. These measures will depend upon the circumstances of the violation and may range from formal sanction or reprimand to dismissal from employment. Consideration will be given to whether or not a violation was intentional, as well as to the level of good faith shown by a representative in reporting the violation or in cooperating with any resulting investigation or corrective action. In addition, persons who violate the law during the course of their employment are subject to criminal and civil penalties, as well as payment of civil damages to the Corporation or third parties.

A Director or officer who violates this Code may be asked to resign or may not be nominated for re-election.

The terms of this Code are not intended to give rise to civil liability on the part of the Corporation, its directors or officers, shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever.

10.	Currency of Code

This Code of Business Ethics and Conduct was approved by the Board of Directors on October 26, 2005 and amended on February 24, 2011, August 30, 2011 and September 12, 2012. The Board of Directors may amend the Code from time to time.
_____________________________________________________________________________________________________________________________________________________________________________________________________

I acknowledge that I have read and understand the Code of Business Conduct and Ethics of Burcon NutraScience Corporation and agree to conduct myself in accordance with the Code.

Name:

Signature:

Date:

Schedule "C"

BURCON NUTRASCIENCE CORPORATION ("BURCON")

AUDIT COMMITTEE CHARTER

General Functions, Authority and Role

The purpose of the audit committee is to oversee the accounting and financial reporting process of Burcon and the audits of its financial statements, and thereby assist the Board of Directors of Burcon in monitoring (1) the integrity of the financial statements of Burcon, (2) compliance by Burcon with legal and regulatory requirements related to financial reporting, (3) the performance of Burcon’s external auditors, and (4) the performance of Burcon’s internal controls and financial reporting process.

The audit committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to its auditors and its legal advisors and to all books, records, facilities and personnel of Burcon. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the audit committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of Burcon, its independent legal counsel or independent auditor to attend a meeting of the audit committee or to meet with any members of, or consultants to, the audit committee. Burcon shall provide appropriate funding, as determined by the audit committee, for payment of (i) compensation to the external auditor to prepare and issue an audit report or perform other audit, review or attest services for Burcon, (ii) compensation to any outside advisors employed by the audit committee, and (iii) ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out the audit committee’s duties.

Burcon’s independent auditor is ultimately accountable to the audit committee, who, in its capacity as a committee of Burcon’s board of directors, is directly responsible for appointing, retaining and determining the appropriate compensation of the external auditor. The audit committee must also oversee the work of the external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Burcon, including resolution of disagreements between management and the external auditor regarding financial reporting. The external auditor must report directly to the audit committee. In the course of fulfilling its specific responsibilities hereunder, the audit committee must maintain free and open communication between Burcon’s external auditors, Board of Directors and Burcon management. The responsibilities of a member of the audit committee are in addition to such member’s duties as a member of the Board of Directors.

Membership

The audit committee of the board of directors of Burcon shall consist of a minimum of three directors. Members of the audit committee shall be directors appointed by the board of directors and may be removed by the board of directors at its discretion.

All members of the audit committee shall satisfy the independence and audit committee composition requirements of all applicable corporate and securities laws and stock exchange listing standards; provided, however, that one or more members may be non-independent within the meaning of all applicable regulations.

All members of the audit committee must be financially literate, i.e. have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon's financial statements. At least one member shall be a financial expert.

The members of the audit committee shall elect, amongst themselves, one member to act as chairperson on an annual basis.

Responsibilities

The audit committee is responsible for:

  reviewing Burcon’s interim and annual financial statements and management’s discussion and analysis related thereto, and all annual and interim earnings press releases before they are publicly disclosed;

  ensuring that adequate procedures are in place for the review of Burcon's public disclosure of financial information extracted or derived from Burcon's financial statements, other than management's discussion and analysis and annual and interim earnings press releases, and periodically reviewing and updating such procedures;

  establishing procedures for the receipt, retention and treatment of complaints received by Burcon regarding accounting, internal accounting controls, or auditing matters;

  establishing procedures for the confidential, anonymous submission by employees of Burcon of concerns regarding questionable accounting or auditing matters;

  reviewing and approving Burcon's hiring policies regarding partners, employees and former partners and employees of the present and former auditor of Burcon;

  reviewing with management, Burcon’s major financial risk exposures and the steps management has taken to monitor and control such exposures;

  assessing risk areas and policies to manage risk;

  overseeing the work of Burcon’s external auditors engaged for the purpose of preparing or issuing an audit report or related work;

  ensuring Burcon’s external auditors report directly to the audit committee throughout the term of their appointment;

  ensuring Burcon’s external auditors provide a formal written statement delineating all relationships between the external auditor and Burcon, actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking, or recommending that Burcon’s full board of directors take, appropriate action to oversee the independence of the external auditor;

  pre-approving all non-audit services to be provided to Burcon or Burcon’s subsidiaries by Burcon’s external auditor;

  recommending to Burcon’s board of directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report (or any related work), as well as the compensation to be paid to the external auditor;

  annually reviewing and reassessing the adequacy of this charter and recommend any proposed changes to the Board of Directors for approval;

  reporting committee actions to the Board of Directors with such recommendations as the committee may deem appropriate; and

  providing copies of meeting of the audit committee to the Board of Directors.

The audit committee does the following main things to discharge these responsibilities:

  meeting with management and the external auditors at least two times per year;

  meeting separately with each of management and the external auditors several times per year as required;

  reviewing and approving the annual audit scope and the annual audit plan proposed by the auditors;

  reviewing carefully and acting on all internal control points raised by the auditors in correspondence with management; and

  discussing Burcon’s compliance with tax and financial reporting rules as issues arise.